UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

QLT Inc.
(Name of Issuer)

Common Shares without par value
(Title of Class of Securities)

746927102
(CUSIP Number)

Eliav Assouline c/o Axial Capital Management, LLC 101 Park Avenue, 20th Floor New York, New York 10178 (212) 984-2104
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2014
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	746927102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Axial Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,865,036

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,865,036

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
8,865,036

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.35%

CUSIP No.	746927102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marc Andersen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,865,036

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,865,036

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
8,865,036

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.35%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	746927102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eliav Assouline

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,865,036

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,865,036

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
8,865,036

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.35%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	746927102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Axial Capital Master, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,563,053

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,563,053

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
7,563,053

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.81%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	746927102

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, no par value (the "Shares"), of QLT, Inc. a company incorporated in British Columbia, Canada (the "Issuer").  The principal executive offices of the Issuer are located at 250-887 Great Northern Way, Vancouver, B.C., Canada V5T 4T5.

Item 2.	Identity and Background.

(a) (b) (c) and (f)
This statement is being filed by the following persons: Axial Capital Master, L.P., a Cayman Islands limited partnership (the "Partnership"), Axial Capital Management, LLC, a Delaware limited liability company (the "Investment Manager"), Marc Andersen, a citizen of the United States, and Eliav Assouline, a citizen of Canada.
The Partnership, the Investment Manager, Marc Andersen and Eliav Assouline are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
The Partnership is principally engaged in the business of investing in securities.  The business address and principal executive offices of the Partnership are located at c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.
The Investment Manager is principally engaged in the business of providing investment management services.  The business address and principal executive offices of the Investment Manager are located at 101 Park Avenue, 20th Floor, New York, New York 10178.
Marc Andersen is a managing member of the Investment Manager and his business address is 101 Park Avenue, 20th Floor, New York, New York 10178.
Eliav Assouline is a managing member of the Investment Manager and his business address is 101 Park Avenue, 20th Floor, New York, New York 10178.

(d), (e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used for the acquisition of the Shares came from the working capital and/or an affiliate of the Reporting Persons.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only.  The acquisitions were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

On June 25, 2014, Axial Capital Management, LLC entered into a Voting Agreement with Auxilium Pharmaceuticals, Inc. agreeing to vote in favor of any transactions requiring shareholder vote arising out of a Plan of Merger entered into among the Issuer, Auxilium Pharmaceuticals, Inc., QLT Holding Corp. and QLT Acquisition Corp.

Although the Reporting Persons currently have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D, other than as disclosed above, the Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's board of directors, and others regarding alternatives that the Issuer could employ to maximize shareholder value.  Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in this Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) And (b)
As of the date hereof, the Partnership may be deemed to be the beneficial owner of and has shared voting and dispositive power of 7,563,053 Shares, constituting 14.81% of the Shares, based upon 51,081,878 Shares outstanding.
As of the date hereof, the Investment Manager has shared voting and dispositive power with respect to 8,865,036 Shares owned beneficially by private investment vehicles, including the Partnership, for which the Investment Manager serves as investment manager (the "Funds" and each, a "Fund"), representing approximately 17.35% of the Issuer's outstanding Shares.
As of the date hereof, Marc Andersen, in his capacity as a Managing Member of the Investment Manager, has shared voting and dispositive power with respect to 8,865,036 Shares owned beneficially by the Funds, representing approximately 17.35% of the Issuer's outstanding Shares.
As of the date hereof, Eliav Assouline, in his capacity as a Managing Member of the Investment Manager, has shared voting and dispositive power with respect to 8,865,036 Shares owned beneficially by the Funds, representing approximately 17.35% of the Issuer's outstanding Shares.

(c)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect
To Securities of the Issuer.

On June 25, 2014, Axial Capital Management, LLC entered into a Voting Agreement with Auxilium Pharmaceuticals, Inc.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Voting Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

AXIAL CAPITAL MANAGEMENT, LLC

By:	/s/ Marc Andersen
Title: Managing Member

By:	/s/ Eliav Assouline
Title: Managing Member

/s/ Marc Andersen
Marc Andersen

/s/ Eliav Assouline
Eliav Assouline

AXIAL CAPITAL MASTER, L.P.

By:	/s/ Marc Andersen
Title: Managing Member of the General Partner

By:	/s/ Eliav Assouline
Title: Managing Member of the General Partner

Dated:  July 3, 2014

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D dated July 3, 2014 relating to the Common Stock of QLT Inc. shall be filed on behalf of the undersigned.

AXIAL CAPITAL MANAGEMENT, LLC

By:	/s/ Marc Andersen
Title: Managing Member

By:	/s/ Eliav Assouline
Title: Managing Member

/s/ Marc Andersen
Marc Andersen

/s/ Eliav Assouline
Eliav Assouline

AXIAL CAPITAL MASTER, L.P.

By:	/s/ Marc Andersen
Title: Managing Member of the General Partner

By:	/s/ Eliav Assouline
Title: Managing Member of the General Partner

July 3, 2014

Exhibit B

VOTING, AGREEMENT

THIS AGREEMENT is dated as of June ;tC, 2014 (this "Agreement")

BETWEEN:

THE PERSONS NAMED ON THE SIGNATURE PAGE HERETO

(each such person a "Company Shareholder")

AND:

Auxilium Pharmaceuticals, Inc., a corporation incorporated under the laws of Delaware

("Auxilium").

WHEREAS:

A.                      QLT Inc., a corporation incorporated under the laws of British Columbia (the "Company"), Auxilium, QLT Holding Corp., a corporation incorporated under the laws of Delaware and a wholly-owned subsidiary of the Company ("Holdco") and QLT Acquisition Corp., a corporation incorporated under the laws of Delaware ("AcquireCo"), have entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of AcquireCo with and into Auxilium, with Auxilium being the surviving corporation, pursuant to which the shares of Auxilium will be converted into the right to receive common shares of the Company (such transactions, together with any other transaction contemplated by the Merger Agreement, the "Transaction");

B.                      The Company Shareholders or their Affiliates (which includes for the purposes of this Agreement, any entity controlled by a Company Shareholder or an Affiliate of any entity controlled by a Company Shareholder) are the record or beneficial owners (as defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended) or have voting or dispositive power over the number of common shares without par value of the Company (the "Shares"), set forth next to each Company Shareholder's name in Schedule A of this Agreement;

C.                      Auxilium requires the Company Shareholders to enter into this Agreement with respect to the Shares in order to set out the terms and conditions of the agreement of the Company Shareholders to support the Transaction and to vote the Shares in favour of the Transaction at any meeting of the Company's shareholders called to consider such Transaction; and

D.                      Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms by the Merger Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Agreement to Vote Securities. At any meeting of the shareholders of the Company, however called, or at any adjournment or postponement thereof, or in connection with

1876108.03B-NYCSRO7A - MSW

any written consent of the shareholders of the Company or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders of the Company is sought, each Company Shareholder shall vote (or cause to be voted) all of such Company Shareholder's Shares and any other shares of capital stock of the Company owned, beneficially or of record as set forth next to its name in Schedule A of this Agreement (with respect to each Company Shareholder, its "Owned Securities"):

(a)	in favor of approval of the Transaction, including without limitation in favor of approval of the QLT Shareholder Resolution, and any actions required in furtherance thereof; and

(b)
against the following actions (other than the issuance of the Company Shares in connection with the Merger): (i) any acquisition proposal or merger, takeover bid, amalgamation, plan of arrangement, business combination or similar transaction involving the Company, other than the Transaction (an "Alternative Transaction"); (ii) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its subsidiaries; (iii) any amendment of the Company's notice of articles or articles that would reasonably be regarded as being directed towards or likely to prevent, delay or impede the consummation of the Transaction; (iv) any action or transaction that would result in a breach of any representation, warranty covenant or agreement of the Company under the Merger Agreement; or (v) any other action or transaction that would reasonably be regarded as being directed towards or likely to prevent, delay or impede the consummation of the Transaction.

2.
Representations of the Company Shareholder. Each Company Shareholder, severally and not jointly, represents and warrants to Auxilium (and acknowledges that Auxilium is relying upon such representations and warranties) as follows:

(a)
It or one of its Affiliates is the record or beneficial owner of the Owned Securities with good and marketable title thereto free and clear of any liens, pledges, mortgages, charges, restrictions, security interests, adverse claims and demands or rights of others of any nature or kind whatsoever (including without limitation any restriction on the right to vote, tender or otherwise transfer such Owned Securities).

(b)
No person has any agreement or option, or any right or privilege, whether by law, pre-emptive or contractual, capable of becoming an agreement or option, for the exchange, acquisition or transfer from the Company Shareholder or any of its Affiliates of any of its Owned Securities or any interest therein or right thereto.

(c)
It or one of its Affiliates has sole voting power and exclusive right of disposition with respect to its Owned Securities and sole power to agree to all matters set forth in this Agreement and neither the Company Shareholder nor any of its Affiliates has previously granted or agreed to grant a proxy or other right to vote in respect of such Owned Securities or entered into any voting trust, nor pooling or other agreement with respect to the right to vote, call meetings of

1876108.03B-NYCSRO7A - MSW

securityholders or give consents or approvals of any kind as to such Owned Securities except those which are no longer of force or effect.

(d)	Neither it nor any of its Affiliates beneficially owns or controls any securities of the Company other than its Owned Securities.

(e)
It has the legal capacity, power and authority to execute and deliver this Agreement and perform its obligations hereunder. This Agreement has been duly executed and delivered by the Company Shareholder and, assuming the due authorization, execution and delivery by Auxilium, this Agreement constitutes the legal, valid and binding obligation of the Company Shareholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity.

(f)
Except as may be set forth in the Merger Agreement or as otherwise required by law (including, without limitation, filings as may be required under applicable securities laws), no filing with, and no permit, authorization, consent, or approval of, any Governmental Authority is necessary for the execution of this Agreement by the Company Shareholder and the performance by the Company Shareholder of its obligations under this Agreement, and (ii) none of the execution and delivery of this Agreement by the Company Shareholder, the performance by the Company Shareholder of its obligations under this Agreement or compliance by the Company Shareholder with any of the provisions of this Agreement shall (A) conflict with or result in any breach of the organizational documents, if applicable, of the Company Shareholder, (B) result in a material violation or material breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to any third party right of termination, cancellation, amendment, or acceleration) under any of the terms, conditions, or provisions of any material note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement, or other instrument or obligation of any kind to which the Company Shareholder is a party, or (C) violate any order, writ, injunction, decree, judgment, statute, rule, or regulation applicable to the Company Shareholder, except in each case under clauses (B) and (C), where the absence of filing or authorization, conflict, violation, breach, or default would not materially impair or materially adversely affect the ability of such Company Shareholder to perform such Company Shareholder's obligations hereunder on a timely basis.

(g)
To the knowledge of the Company Shareholder, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Authority, or threatened against the Company Shareholder, any of its Affiliates or any of their respective properties that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Company Shareholder's ability to perform its obligations under this Agreement. To the knowledge of the Company Shareholder, there is no judgment, decree or order against the Company Shareholder or any of its

1876108.03B-NYCSRO7A - MSW

Affiliates that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a material adverse effect on the Company Shareholder's ability to perform its obligations under this Agreement.

3.	Representations of Auxilium. Auxilium represents and warrants to the Company Shareholders that (and acknowledges that the Company Shareholders are relying upon such representations and warranties):

(a)	Auxilium is, and will be as at the Effective Time, validly existing under the laws of Delaware;

(b)	it has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(c)	it has full power and authority to make, enter into and carry out the terms of this Agreement;

(d)
no consent, approval or authorization of, or declaration or filing with, or notice to, any governmental entity or stock exchange which has not been received or made is required by Auxilium in connection with the execution and delivery of this Agreement;

(e)
there are no legal proceedings in progress or pending before any governmental entity, or to the knowledge of Auxilium, threatened against Auxilium or its Affiliates that would adversely affect in any manner the ability of Auxilium to enter into this Agreement or the Merger Agreement and to perform its obligations hereunder or thereunder.

4.	No Action to Reduce Likelihood of Success or Delay. Each Company Shareholder will not, and will not permit any of its Affiliates to:

(a)	solicit proxies or become a participant in a solicitation of proxies for any Alternative Transaction;

(b)	assist any person, entity or group in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit Auxilium in connection with the Transaction;

(c)	solicit, initiate, knowingly encourage or knowingly facilitate a stockholders' vote with respect to any Alternative Transaction;

(d)
become a member of a "group" (as defined by the Securities Exchange Act of 1934, as amended) or act jointly or in concert (as "acting jointly or in concert" is interpreted under applicable Canadian securities Laws) with respect to any voting securities of the Company with respect to any Alternative Transaction;

1876108.03B-NYCSRO7A - MSW

(e)
take any other action of any kind that might reasonably be regarded as likely to reduce the success of, or delay or interfere or compete with the completion of, the proposed Transaction or any other transaction contemplated by the Merger Agreement;

(f)	solicit, initiate, encourage or facilitate any QLT Acquisition Proposal;

(g)	participate in any discussions, conversations, negotiations or other communications with any person with respect to a QLT Acquisition Proposal; or

(h)
furnish any information to any person in connection with a proposed QLT Acquisition Proposal or otherwise assist, facilitate or encourage the making of, or cooperate in any way regarding, any QLT Acquisition Proposal.

5.	Covenants of Company Shareholders. Except with the prior written consent of Auxilium, each Company Shareholder and/or any of its Affiliates agrees as follows:

(a)
No later than one (1) Business Day before the date of any meeting of the shareholders of the Company, each Company Shareholder shall deliver or cause to be delivered to the Company, with a copy to Auxilium concurrently, a duly executed proxy or proxies in respect of the Owned Securities directing those individuals as may be designated by the Company in the Joint Proxy Statement/Circular to vote the Owned Securities in accordance with paragraph 1, and each such proxy or proxies shall not be revoked without the written consent of Auxilium.

(b)
Each Company Shareholder shall not (i) directly or indirectly, sell, transfer, tender, pledge, hedge, encumber, gift, assign or otherwise dispose of or exchange any or all of its Owned Securities or enter into any contract, option, agreement, arrangement or understanding (including any profit sharing agreement) in connection therewith (whether by actual disposition, derivative transaction or effective economic disposition through cash settlement), (ii) grant any proxies or powers of attorney, or any other authorization or consent with respect to any or all of such Company Shareholder's Owned Securities or (iii) deposit any of such Company Shareholder's Owned Securities into a voting trust or enter into a voting agreement with respect to any of such Company Shareholder's Owned Securities; provided that, the Company Shareholder may transfer Shares to another Company Shareholder or to a corporation or other entity wholly owned or controlled by a Company Shareholder or an Affiliate of a Company Shareholder, provided that (1) such transfer shall not relieve or release the Company Shareholder of or from its obligations under this Agreement, including, without limitation the obligation of the Company Shareholder to vote or cause to be voted all its Owned Securities in favour of the Transaction, (2) prompt written notice of such transfer is provided to Auxilium, (3) the transferee agrees to be bound by the terms hereof pursuant to documentation approved in writing by Auxilium in advance of such transfer and (4) the transferee continues to be a Company Shareholder or a corporation or

1876108.03B-NYCSRO7A - MSW

other entity wholly owned or controlled by a Company Shareholder or an Affiliate of a Company Shareholder, at all times prior to the Effective Time.

(c)
Each Company Shareholder agrees with, and covenants to, Auxilium that (i) this Agreement and the obligations hereunder shall attach to the Company Shareholder's Owned Securities and shall be binding upon any person or entity to which legal or beneficial ownership shall pass, whether by operation of law or otherwise, including, without limitation, such Company Shareholder's successors or assigns and (ii) the Company Shareholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any or all of the Company Shareholder's Owned Securities, unless such transfer is made in compliance with this Agreement and such Company Shareholder shall promptly following the date hereof authorize and instruct the Company to instruct its transfer agent to enter a stop transfer order with respect to all of its Owned Securities with respect to any transfer not permitted hereunder.

(d)
Each Company Shareholder hereby covenants and agrees that it will not exercise any rights of appraisal or rights of dissent provided under any applicable laws or otherwise in connection with the Transaction at any shareholder meeting in connection therewith.

(e)
Each Company Shareholder hereby agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class, in any proceeding asserting a claim, derivative or otherwise, against Auxilium, Holdco, AcquireCo, or the Company or any of their respective successors or Affiliates (x) challenging the validity of, or seeking to enjoin in whole or in part the operation of this Agreement or the Merger Agreement or (y) alleging oppression or a breach of any fiduciary duty of any person in connection with the negotiation and entry into the Merger Agreement.

(f)          In the event any Company Shareholder becomes the record or beneficial owner of

(i)      any common shares of the Company or any other securities of the Company,
(ii)       any securities which may be converted into or exchanged for such shares or other securities or (iii) any securities issued in replacement of, or as a dividend or distribution on, or otherwise in respect of, such shares or other securities (collectively, "Additional Securities"), the terms of this Agreement shall apply to any of such Additional Securities as though owned by such Company Shareholder on the date of this Agreement.

(g)
Each Company Shareholder is entering into this Agreement solely in its capacity as the record or beneficial owner of its Owned Securities. Nothing contained in this Agreement shall limit the rights and obligations of any Company Shareholder, any of its Affiliates, representatives or any employee of any of its Affiliates in his or her capacity as a director or officer of the Company, and the agreements set forth herein shall in no way restrict any director or officer of the Company in the exercise of his or her fiduciary duties as a director or officer of

1876108.03B-NYCSRO7A - MSW

the Company in his or her capacity as such. Each Company Shareholder shall have no liability to Auxilium or any of its Affiliates under this Agreement as a result of any action or inaction by such Company Shareholder acting in his capacity as a director or officer of the Company.

6.
Other Covenants. The Company Shareholder also agrees, severally and not jointly to the details of this Agreement being set out in any information circular or disclosure document produced by the Company or Auxilium in connection with the Transaction and to this Agreement being available for public inspection to the extent required by law.

7.
Auxilium Acknowledgements. Auxilium acknowledges that, if any Company Shareholder is also a director, officer or employee of the Company or any of its subsidiaries, that the provisions of this Agreement shall bind such Company Shareholder solely in his or her capacity as a shareholder of the Company and shall not be deemed or interpreted to bind any such Company Shareholder in his or her capacity as a director, officer or employee of the Company or any of its subsidiaries.

8.	Termination. Unless otherwise provided for herein, this Agreement shall terminate on the earlier of: (i) the consummation of the Transaction and (ii) termination of the Merger Agreement.

9.	Termination by the Company Shareholder or Auxilium. This Agreement may be terminated by notice in writing:

(a)	at any time prior to the Effective Time, by the mutual agreement of the parties;

(b)	by the Company Shareholder, if the Merger Effective Time has not occurred by December 31, 2014; or

(c)	by the Company Shareholder, if the Merger Agreement is amended by the parties thereto in a manner that results in an increase in the Equity Exchange Ratio.

10.
Specific Performance. The parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at Law. It is accordingly agreed that the parties hereto will be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

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No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Auxilium any direct or indirect ownership or incidence of ownership at law or in equity with respect to any of the Owned Securities or any right or entitlement to acquire or become the owner at law or in equity of the Owned Securities. Except as otherwise set forth in this Agreement, any rights, ownership and economic benefits of and relating to the Owned Securities shall remain vested in and belong to the Company Shareholders and their Affiliates, as the case may be. Auxilium shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or

1876108.03B-NYCSRO7A - MSW

operations of the Company or exercise any power or authority to direct any Company Shareholder or his or her Affiliates in the voting of any of the Owned Securities, except as otherwise provided herein, or in the performance of the Company Shareholder's and its Affiliates' duties or responsibilities as a Company Shareholder of the Company.

12.
Successors and Assigns. The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its or his rights, interests or obligations under this Agreement without the prior written consent of the other party, except that Auxilium may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to a direct or indirect subsidiary, without reducing its own obligations hereunder, without the prior consent of the Company Shareholders.

13.
Confidentiality. Each Company Shareholder shall maintain in confidence the matters referred to in this Agreement and shall not make any public disclosure, except to the extent required by applicable law or the requirements of any securities regulatory authority or stock exchange, of the terms of this Agreement without the consent of Auxilium, such consent not to be unreasonably withheld.

14.
Entire Agreement. This Agreement supersedes all prior agreements among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be modified or waived, except expressly by an instrument in writing signed by all the parties hereto. No waiver of any provision hereof by any party shall be deemed a waiver by any other party nor shall any such waiver be deemed a continuing waiver of any matter by such

partY.

15.
Notice. Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows:

if to any Company                                               The addresses set out on the last page of this Agreement Shareholder:

if to Auxilium:	The addresses set out for Auxilium in the Merger Agreement

Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on any day.

1876108.03B-NYCSRO7A - MSW

16.
Further Assurances. Each of the parties hereto agrees to execute such further and other deeds, documents and assurances and to do such further and other acts as may be necessary to carry out the true intent and meaning of this Agreement fully and effectually.

17.
Severability. Each of the covenants, provisions, sections, subsections and other subdivisions hereof is severable from every other covenant, provision, section, subsection and subdivision and the invalidity or unenforceability of any one or more covenants, provisions, sections, subsections and other subdivisions hereof shall not affect the validity or enforceability of the remaining covenants, provisions, sections, subsections or subdivisions hereof.

18.
Governing Law. This Agreement, and any dispute arising out of, relating to, or in connection with this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the parties (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (the "Chancery Court") or, if, but only if, the Chancery Court lacks subject matter jurisdiction, any Federal court located in the State of Delaware with respect to any dispute arising out of, relating to or in connection with this Agreement or any transaction contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action arising out of, relating to or in connection with this Agreement or any transaction contemplated by this Agreement, in any court other than any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the Chancery Court or, if, but only if, the Chancery Court lacks subject matter jurisdiction, in any Federal court located in the State of Delaware, and hereby further irrevocably and unconditionally, waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

19.
Counterparts. This Agreement may be executed and delivered in any number of counterparts (including by facsimile or electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument, and each party may enter into this Agreement by executing a counterpart and delivering it to the other party (by personal delivery, facsimile, electronic transmission or otherwise).

20.
Interpretation Not Affected by Headings. The division of this Agreement into articles, sections, paragraphs and subparagraphs and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof', "herein", "hereunder" and similar expressions refer to this Agreement, and not to any particular article, section or other portion hereof. Unless something in the subject matter or context is clearly inconsistent therewith, references herein to an article, section, subsection,

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paragraph, clause, subclause or schedule by number or letter or both are to that article, section, subsection, paragraph, clause or subclause in this Agreement.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

SCHEDULE A
OWNERSHIP OF SECURITIES

Name of Company Shareholder	Number of Shares
Axial Capital Management, LLC	8,865,036

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